FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of January, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:January 19, 2007

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notice to Euronext, Amsterdam dated 19 January 2007 Unilever NV implements previously announced pref share settlement offer.

Exhibit 99


Unilever NV implements previously announced pref share settlement

Rotterdam, 19 January.- On 8 November 2006 Unilever NV announced that it had reached a settlement with a number of parties, including the Dutch Investors' Association (Vereniging van Effectenbezitters), with respect to a dispute concerning the NLG 0.10 cumulative preference shares issued in 1999. The announcement stated that Unilever NV would extend the settlement offer to all other holders of these preference shares that held these shares on 24 March 2004 at 0.00 hours C.E.T.


Unilever NV is now extending the settlement to all those shareholders.

Appendix: the full text of the notice that will be published tomorrow


2007


SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.




Unilever N.V.
Rotterdam
                            IMPORTANT NOTICE

Proposed settlement for former holders of preference shares

- Unilever recently concluded a settlement with a number of parties, including Dutch Investors' Association (Vereniging van Effectenbezitters), with respect to the dispute concerning the NLG 0.10 cumulative preference shares issued in 1999 (the "preference shares").

- Unilever is now also offering this settlement to all other preference shareholders who fulfil the necessary qualifications and who held these shares on 24 March 2004 at 00:00 hours C.E.T.

- The compensation offered amounts to EUR 1.38 plus interest of EUR 0.16 (totalling EUR 1.54) per preference share.

-    Unilever  has  discussed  the  most  efficient  and  user-friendly  way  of administering the settlement with VEB and the Netherlands Bankers' Association (Nederlandse Vereniging van Banken ). The administration method is described below.

- More information can be found on www.prefsettlement.nl or on the VEB website: www.prefcompensatie.nl. You may also telephone 0800 0201038 (calls from the Netherlands - free of charge) or +31 20 5 222 510 (international calls), or write to ANT, P.O. Box 11063, 1001 GB, Amsterdam, The Netherlands.

Persons qualifying for the settlement
Under this settlement Unilever is offering every person who can indisputably demonstrate that on 24 March 2004 at 00:00 hours C.E.T., he or she was entitled, for his or her own account and risk, to one or more preference shares, or was the beneficial owner of one or more preference shares ("voor eigen rekening en risico rechthebbende was op (de opbrengst van) een of meer preferente aandelen") (a "qualifying person"), a compensation of EUR 1.38 plus interest to an amount of EUR 0.16 (totalling EUR 1.54) per preference share (the "Compensation").

Terms and waiver of rights
The  offer  and  acceptance  of  the  Compensation  is  subject  to  terms  (the
"Settlement Conditions"). The Settlement Conditions can be perused at www.prefsettlement.nl. An important element of these Settlement Conditions is that persons who register for the settlement agree to waive any further rights with respect to this matter that they may have vis-a-vis Unilever and certain other persons.

Registration deadline
All qualifying persons must ensure that the complete and properly documented registrations have been received by N.V. Algemeen Nederlands Trustkantoor ANT ("ANT") on 20 April 2007 at the latest. The offer expires after this date. Unilever is under no obligation to respond to registrations received or completed after that date.

Registration forms
Qualifying persons must use one of the three prescribed registration forms, accompanied by documentary evidence where necessary. More information on these registration forms is provided below.

Registration address
Qualifying persons sending the documents from the Netherlands, are requested to send the form and any supporting documents in an envelop to ANT, antwoordnummer 11526, 1000 RA Amsterdam (postage paid). Qualifying persons sending the documents from abroad are requested to send the form and any supporting documents to ANT, P.O. Box 11063, 1001 GB Amsterdam, The Netherlands (please frank as required).

Registration by customers of ABN AMRO Bank N.V., Alex Beleggersbank, Banque Artesia Nederland N.V., BinckBank N.V., Deutsche Bank AG, Dexia Bank Nederland N.V., FBS Bankiers N.V., Fortis Bank (Nederland) N.V., Friesland Bank N.V., ING Bank N.V., KAS BANK N.V., Kempen & Co. N.V., Rabobank, RBC Dexia Investor Services Netherlands N.V. (v/h Dexia Securities Services N.V.), Robeco Direct, Schretlen & Co., SNS Bank N.V., Staalbankiers N.V., Theodoor Gilissen Bankiers N.V., Van Lanschot Bankiers N.V. and Westland Utrecht Effectenbank N.V.

In order to facilitate an efficient settlement, Unilever and VEB have discussed matters with the Netherlands Bankers' Association (Nederlandse Vereniging van Banken - "NVB"). The outcome of this discussion is that qualifying persons whose preference shares were held at one of the following financial institutions on 24 March 2004 at 00:00 hours C.E.T. will automatically receive a simplified registration form - by mail to the last known address and without them having to undertake anything themselves. The participating financial institutions are: ABN AMRO Bank N.V., Alex Beleggersbank, Banque Artesia Nederland N.V., BinckBank N.V., Deutsche Bank AG, Dexia Bank Nederland N.V., FBS Bankiers N.V., Fortis Bank (Nederland) N.V., Friesland Bank N.V., ING Bank N.V., KAS BANK N.V., Kempen & Co. N.V., Rabobank, RBC Dexia Investor Services Netherlands N.V. (v/h Dexia Securities Services N.V.), Robeco Direct, Schretlen & Co., SNS Bank N.V., Staalbankiers N.V., Theodoor Gilissen Bankiers N.V., Van Lanschot Bankiers N.V. en Westland Utrecht Effectenbank N.V. These qualifying persons ought to receive this form by Wednesday 7 February 2007 at the latest. Please contact your financial institution if you are of the opinion that you are such a qualifying person and you have not yet received the form at that time. The same applies to qualifying persons who have moved and who have not yet communicated their new address to their financial institution, as well as qualifying persons who have now moved their business to a different financial institution.

Registration for former holders of registered preference shares
Former holders of registered preference shares will receive a registration form from ANT by 7 February 2007 at the latest. Please contact ANT if you have not yet received the form by that date and you are of the opinion that you are such a qualifying person. The same applies to qualifying persons who have moved and who have not yet communicated their new address to ANT.

Registration for all other qualifying persons
All other qualifying persons (i.e.: persons who did not hold preference shares at one of the abovementioned institutions nor held registered preference shares) can register using a (Dutch or English) form available from www.prefsettlement.nl. In order to be eligible for the settlement, these qualifying persons must themselves present evidence demonstrating that on 24 March 2004 at 00:00 hours C.E.T. they were entitled, for their own account and risk, to one or more preference shares or were the beneficial owner. The form includes instructions on how such evidence must be presented. Qualifying persons should be aware that - depending on their personal circumstances - it may take time to gather the necessary evidence. Accordingly, qualifying persons in this category are advised to act as swiftly as possible.

Taxes, costs, deductions and exchange rate differences
All taxes, costs, deductions and exchange rate differences relating to the settlement are for the account of the qualifying person. There are a number of highly limited exceptions to this in specific fiscal circumstances, for which we refer to the Settlement Conditions. These exceptions in any case do not apply to private shareholders who are exclusively liable for tax in the Netherlands.


Payment of the Compensation
Unilever intends to pay the Compensations in May-June 2007.

Information
More information can be found on www.prefsettlement.nl or on the VEB website: www.prefcompensatie.nl. You may also telephone 0800 0201038 (calls from the Netherlands - free of charge) or +31 20 5 222 510 (international calls), or write to ANT, P.O. Box 11063, 1001 GB, Amsterdam, The Netherlands.

Rotterdam, 20 January 2007